Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-140701, 333-149237, 333-159306, 333-165144 and 333-172492) pertaining to the incentive compensation plan and on Form F-3/A (No. 333-171053) of our report dated March 31, 2011, with respect to the consolidated financial statements of Allot Communications Ltd. for the year ended December 31, 2010 and the effectiveness of internal control over financial reporting of Allot Communications Ltd. included in this Current Report on Form 6-K.

/s/ KOST FORER GABBAY & KASIERER
March 31, 2011	KOST FORER GABBAY & KASIERER
Haifa, Israel	A Member of Ernst & Young Global